Exhibit 99.1
Regulatory release

Three and six month periods ended June 30, 2025
Unaudited Condensed Financial Report
On July 31, 2025, Shell plc released the Unaudited Condensed Financial Report for three and six month periods ended June 30, 2025, of Shell plc and its subsidiaries (collectively, “Shell”).

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